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                                    June 3, 1999



VIA EDGAR
----------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street,  N.W.
Washington, D. C.  20549

     Re:  Nuveen New York Dividend Advantage Municipal Fund
          Post-Effective Amendment No. 1 to
          Registration Statement on Form N-2
          Registration No. 333-68539
          -------------------------------------------------


Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the "Securities Act") Nuveen New York Dividend Advantage Municipal Fund (the "Fund") hereby requests the withdrawal of post-effective amendment no. 1 (the "Post-Effective Amendment") to its registration statement on Form N-2 (Registration No. 333-68539) (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") on May 26, 1999.

     This application is made because the Post-Effective Amendment was filed in error under Rule 486(b) of the Securities Act. A subsequent post-effective amendment will be filed under Rule 462(d) of the Securities Act solely to add exhibits to the Registration Statement.

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Securities and Exchange Commission
June 3, 1999
Page Two


     Please acknowledge your consent to the Fund's request by entering an order for the withdrawal of the Post-Effective Amendment in the Commission's file for the Registration Statement.

     If you have any questions regarding this application for the withdrawal of the Post-Effective Amendment, please call Stacy Winick at (202) 955-7077.


                              Very truly yours,



                              /s/ GIFFORD R. ZIMMERMAN
                              -----------------------------------
                              Gifford R. Zimmerman
                              Vice President and Secretary
                              (Agent for Service named
                                in the Registration Statement)



cc:  Tom DeCapo